UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
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FORM N‐8F

Application Pursuant to Section 8(f) of the Investment Company Act of 1940 (“Act”)
and Rule 8f‐1 Thereunder for Order Declaring that a Registered Investment Company has Ceased to be an Investment Company under the Act

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[  ] Merger
[X]             Liquidation
[  ]      Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)
[  ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: City National Rochdale High Yield Alternative Strategies Master Fund LLC

3.	Securities and Exchange Commission File No.: 811‐21963

4.	Is this an initial Form N‐8F or an amendment to a previously filed Form N‐8F?

[X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

400 Park Avenue
New York, New York 10022‐4406

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Laurie Anne Dee
Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626‐7653
(714) 830‐0679

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a‐1 and 31a‐2 under the Act [17 CFR 270.31a‐1, .31a‐2]:

(records relating to the investment adviser of City National Rochdale High Yield Alternative Strategies Master Fund LLC)

      City National Rochdale, LLC
400 Park Avenue
New York, New York 10022‐4406
(800) 245‐9888

(records relating to the custodian of City National Rochdale High Yield Alternative Strategies Master Fund LLC)

  U.S. Bancorp Fund Services, LLC
  622 North Cass Street
  Milwaukee, Wisconsin 53212
  (833) 612‐1912

(records relating to the administrator, accounting agent and transfer and dividend disbursing agent of City National Rochdale High Yield Alternative Strategies Master Fund LLC)

  U.S. Bancorp Fund Services, LLC
  2020 E Financial Way, Suite 100
  Glendora, California 91741
  (626) 914‐7360

(records relating to the principal underwriter of City National Rochdale High Yield Alternative Strategies Master Fund LLC)

                CNR Securities, LLC
  400 Park Avenue
  New York, New York 10022‐4406
  (212) 588‐3400

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a‐1 and 31a‐2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]             Management company;
[  ]              Unit investment trust; or
[  ]    Face‐amount certificate company.

9.	Subclassification if the fund is a management company (check only one): [ ] Open‐end [X] Closed‐end
10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub‐advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

City National Rochdale, LLC
400 Park Avenue
New York, New York 10022‐4406

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

CNR Securities, LLC
400 Park Avenue
New York, New York 10022‐4406

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]  Yes [X] No

If Yes, for each UIT state:

Name(s)

File No: 811‐ _____

Business Address

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place:

August 25, 2021

 If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]  Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Shareholder approval is not required pursuant to Article VII, Section 7.1 of the fund’s Second Amended and Restated Limited Liability Company Operating Agreement, which states, in pertinent part, “[t]he Fund shall be dissolved at any time…(i) upon the affirmative vote to dissolve the Fund by: (1) the Board; or (2) [shareholders] holding at least two‐thirds (2/3) of the total number of votes eligible to be cast by all [shareholders]…” The Board approved the fund’s liquidation on August 25, 2021.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

September 17, 2021
November 29, 2021

(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

 [ ]  Yes                                             [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed‐end funds only:

Has the fund issued senior securities?

[ ]  Yes [X] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]  Yes [X] No

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ]  Yes [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities? [ ] Yes [ ] No
21.	Does the fund have any outstanding debts (other than face‐amount certificates if the fund is a face‐amount certificate company) or any other liabilities?

[ ]  Yes                                        [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $44,192

(ii)	Accounting expenses: None

(iii)	Other expenses (list and identify separately): None

(iv)	Total expenses (sum of lines (i)–(iii) above): $44,192

(b) How were those expenses allocated?

The expenses incurred related to the liquidation of the fund were allocated to the City National Rochdale High Yield Alternative Strategies Fund LLC and City National Rochdale High Yield Alternative Strategies Fund TEI LLC based on relative percentage ownership.

(c)	Who paid those expenses?

Please see the response to question 22(b), above.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? [ ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding? [ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]  Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N‐8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of the City National Rochdale High Yield Alternative Strategies Master Fund LLC, (ii) he is the Secretary of the City National Rochdale High Yield Alternative Strategies Master Fund LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N‐8F application have been taken. The undersigned also states that the facts set forth in this Form N‐8F application are true to the best of his knowledge, information and belief.

/s/ Anthony Sozio Anthony Sozio Secretary